FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2002

                        Commission File Number: 001-15276

                                 BANCO ITAU S.A.
                                (Itau Bank S.A.)
                 (Translation of Registrant's Name Into English)


                               Rua Boa Vista, 176
                         01014-919 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)



Indicate by check mark whether the registrant  files or will file annual reports
under cover Form 20-F or Form 40-F. Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  BANCO ITAU S.A.
                                                     (Registrant)


Date: November 13, 2002             By: /s/ Alfredo Egydio Setubal
                                        --------------------------------
                                        Name:  Alfredo Egydio Setubal
                                        Title: Investor Relations Officer


                                    By: /s/ Silvio Aparecido de Carvalho
                                        --------------------------------
                                        Name: Silvio Aparecido de Carvalho
                                        Title: Chief Accounting Officer




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                                  EXHIBIT INDEX


1.       Announcement to the Market
        i. Banco Itau S.A., Intesabci S.p.A. and Banque Sudameris S.A declare that they have decided to terminate the Stock Purchase Agreement of 94.58% of the outstanding shares of Banco Sudameris Brasil S.A, which has been entered into on May 3rd, 2002 ("SPA").

                          Announcement of Material Fact

BANCO ITAU S.A., INTESABCI S.p.A. and BANQUE SUDAMERIS S.A.have decided to release the following joint announcement:

"BANCO ITAU S.A., INTESABCI S.p.A. and BANQUE SUDAMERIS S.A declare that they have decided to terminate the Stock Purchase Agreement of 94.58% of the outstanding shares of Banco Sudameris Brasil S.A, which has been entered into on May 3rd, 2002 ("SPA").

The parties could not reach a satisfactory agreement in connection with the purchase price adjustment that was being conducted pursuant to the SPA. The parties recognize that the termination is in their best interest and will not result in any penalty of whatever nature for the parties involved.

After having acted in good faith throughout the negotiation, the parties regret the missed opportunity and restate their good relationship".

The termination of the Stock Purchase Agreement will not result in any impact in the net income nor in the stockholders' equity of Banco Itau.

The end of the negotiations will not demand any change in the net foreign exchange position of Banco Itau, which is adequated and within the limits established by the Central Bank of Brasil.

                        Sao Paulo, November 12th, 2002.

                                  BANCO ITAU S.A.

                              Roberto Egydio Setubal

                                        CEO